Greenbriar Capital Corp.
Greenbriar Capital Holdco Inc.
Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7
Phone: 949.903.5906    Fax: 604.608.9572
www.greenbriarcapitalcorp.ca

NEWS RELEASE

GREENBRIAR RECOGNIZED AS A TOP 50 TORONTO VENTURE EXCHANGE COMPANY

February 21st, 2023	Trading Symbol:
Toronto Venture Exchange: GRB
US OTC Market: GEBRF

February 21st, 2023 - Newport Beach, CA - Greenbriar Capital Corp. ("Greenbriar") is pleased to announce that that it has been named as one of the top performers on the Toronto Venture Exchange. The 2023 TSX Venture 50 celebrates the strongest performances on the TSX Venture Exchange (the "TSXV" or "the Exchange") over the last year. Comprised of 10 companies from each of five industry sectors, the ranking recognizes the strongest performance on the Exchange based on market capitalization growth, share price appreciation and trading volume.

"We are extremely proud to have earned a 2023 TSX Venture Top 50 ranking, selected from 1,713 TSXV public companies. Since inception, Greenbriar has demonstrated its ability to successfully make and develop accretive acquisitions resulting in year-over-year hard asset growth.  This is evident in our Sage Ranch acquisition in 2011 where the current ROI on project value alone is worth over 51% annually since 2011."

"We have had a tremendous start to 2023 where there is significant value creation in our portfolio, which we plan to begin constructing on this year. We are looking at graduating to the NYSE/AMEX in the near future. These factors combined with a robust acquisition pipeline will enable us to continue to create value for our shareholders" concluded Mr. Ciachurski, who won Top 50 in 2010, 2012, 2014 and now 2023.

About Greenbriar Capital Corp:

Greenbriar is a leading ESG developer of renewable energy and sustainable real estate. With long-term, high impact, contracted sales agreements in key project locations and led by a successful, industry-recognized operating and development team, Greenbriar targets deep valued assets directed at accretive shareholder value.

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeff Ciachurski"

Jeffrey J. Ciachurski

Chief Executive Officer and Director

Phone: 949.903.5906
Fax: 604.608.9572
www.greenbriarcapitalcorp.ca

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release. Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This press release may contain forward-looking statements. All statements, other than statements of historical fact, constitute "forward-looking statements" and include any information that addresses activities, events or developments that the Company believes, expects or anticipates will or may occur in the future including the Company's strategy, plans or future financial or operating performance and other statements that express management's expectations or estimates of future performance.

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"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF